UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41634

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HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

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30 Ha’Masger St.
Tel Aviv 6721117, Israel
+972-3-924-4074
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Proxy Statement for Special General Meeting of Shareholders

On November 20, 2023, HUB Cyber Security Ltd. published a notice that it will hold a Special General Meeting of Shareholders (the “Meeting”) on December 4, 2023.

Furnished herewith as Exhibit 99.1 is the following document:

1.      Proxy statement for the Meeting to be held on December 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.
Date: November 20, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Proxy statement for the Meeting to be held on December 4, 2023.